                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

FOR THE FISCAL YEAR ENDED September 30, 2000

                                       or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ___________________

                         Commission file number 0-15495

                        MESA AIR GROUP, INC. 401(k) PLAN
                            (Full title of the plan)


                               Address of the plan

                              MESA AIR GROUP, INC.
          (Name of issuer of the securities held pursuant to the plan)

                        410 North 44th Street, Suite 700
                             Phoenix, Arizona 85008
                (Address of issuer's principal executive office)

MESA AIR GROUP, INC. 401(k) PLAN
INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS
Years Ended September 30, 2000 and 1999,
Supplemental Schedule
As of September 30, 2000

MESA AIR GROUP, INC. 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE
INDEPENDENT AUDITORS' REPORT                                                   1


FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
  ENDED SEPTEMBER 30, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                             2

   Statements of Changes in Net Assets Available for Benefits                  3

   Notes to Financial Statements                                             4 - 6


SUPPLEMENTAL SCHEDULE AS OF SEPTEMBER 30, 2000  -
  Schedule of Assets Held for Investment Purposes at End of Year               7

INDEPENDENT AUDITORS' REPORT


Trustee and Plan Participants
Mesa Air Group, Inc. 401(k) Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Mesa Air Group Inc. 401(k) Plan as of September 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Phoenix, Arizona

February 26, 2001

MESA AIR GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2000 AND 1999
-------------------------------------------------------------------------------

ASSETS                                                  2000                   1999
INVESTMENTS:
  Investments at fair value                          $24,906,500            $19,649,080
  Participant loans                                      562,576                507,142
                                                     -----------            -----------
           Total investments                          25,469,076             20,156,222
                                                     -----------            -----------
CONTRIBUTIONS RECEIVABLE:
  Employee                                               285,471                225,153
  Employer                                               118,084                 96,806
                                                     -----------            -----------
           Total contributions receivable                403,555                321,959
                                                     -----------            -----------
LIABILITIES                                                                       3,122
                                                     -----------            -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $25,872,631            $20,475,059
                                                     ===========            ===========


See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                 2000                     1999
ADDITIONS:
  Investment income:
    Interest and dividends                                   $  2,008,890             $  1,055,585
    Net appreciation in fair value of investments               3,360,520                3,446,277
                                                             ------------             ------------

           Total investment income                              5,369,410                4,501,862
                                                             ------------             ------------

  Contributions:
    Employee                                                    3,028,268                2,915,943
    Employer                                                    1,269,036                1,213,467
                                                             ------------             ------------

           Total contributions                                  4,297,304                4,129,410
                                                             ------------             ------------

           Total additions                                      9,666,714                8,631,272

DEDUCTIONS - Benefits paid to participants                     (4,269,142)              (3,206,562)
                                                             ------------             ------------

NET INCREASE                                                    5,397,572                5,424,710

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                            20,475,059               15,050,349
                                                             ------------             ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                $ 25,872,631             $ 20,475,059
                                                             ============             ============


See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Mesa Air Group, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      a. General - The Plan is a defined contribution plan sponsored by Mesa Air Group, Inc. (the "Employer"). Under the provisions of the Plan, as amended, union and nonunion employees of the Employer and its affiliates, other than West Air Holding, Inc. and CC Air, Inc., who are 21 years of age and have completed one year of service are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees may elect to allocate their contributions and their share of Employer contributions to various investment options as specified in the Plan.

      b. Contributions and Vesting - Various accounts have been established for pre-tax voluntary employee contributions, forfeitures and earnings or losses from Plan assets. Accounts in use and their major provisions are as follows:

            - Employee Contribution Account - Salary Reduction Contribution Accounts have been established for pre-tax voluntary employee contributions ranging from 1 percent to 15 percent of employee compensation up to the annual deferral limit set by the Internal Revenue Code ("IRC"). All such balances are fully vested.

            - Employer Contributions Account - Contributions to this account are at the discretion of the Employer. Employer contributions currently match 50 percent of participant contributions up to 10 percent of compensation. In addition, the Employer may contribute to the Plan a discretionary amount as determined by the Employer's Board of Directors as a profit sharing contribution. Employer discretionary contributions are allocated to active participants based upon the ratio that each participant's annual compensation bears to the total of all active participants' annual compensation. Forfeitures are reallocated as additional Employer matching contributions.

            - Employees are 20 percent vested in Employer contribution accounts after 3 years of service. Vesting subsequently increases 20 percent per year until the participant becomes fully vested. Participants also become fully vested upon becoming disabled, reaching age 65, or death if still employed by Mesa Air Group, Inc.

      c. Participant Accounts - Each participant's account is credited with the participant's contribution, the employer's matching contribution, and an allocation of the employer's discretionary contribution and the Plan's earnings. The Employer's discretionary contribution is allocated to each participant in the ratio that each such participant's basic contribution (up to 4 percent) for the Plan year bears to all basic contributions of all participants. The Plan's earnings are allocated to each participant in the ratio that each such participant's account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation.

      d. Investment Options - As of September 30, 2000, participants may direct employee contributions in 1 percent increments in any of six investment options offered by Putnam and a fund that invests in Mesa Air Group, Inc. common stock.

      e. Payment of benefits is available upon retirement, death, disability or termination. Benefits are paid in the form of a lump-sum payment, installments or a nontransferable annuity. Participants may withdraw amounts from their account as set forth in the provisions of the Plan document for certain hardship situations.

      f. Participant Loans - Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding twelve months, or 50 percent of their vested benefits. Loan terms range from one through five years unless funds are used to purchase a primary residence. The loans are secured by the balance in the participant's account. The loans accrue interest at a fixed rate determined by the Plan Administrator. The rate will be comparable to those currently available from commercial institutions. Interest rates range from 7 percent to 9.25 percent. Principal and interest are payable through monthly payroll deductions.

      g. Plan Termination - Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to prior approval of the Internal Revenue Service and the Department of Labor. Upon complete discontinuance of contributions under the Plan, all employees' rights are non-forfeitable.

      h. Tax Status - The Internal Revenue Service has determined and informed the Employer by letter dated December 23, 1998 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

      a. Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

      b. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      c. Investment Valuation - Mutual fund investments and Mesa Airlines Group, Inc. common stock are stated at market value based upon quoted market prices as determined by the Plan Trustee. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      d. Administrative Expenses - All administrative expenses are paid by the Employer.

      e.    Payment of Benefits - Benefits are recorded when paid.

3.    INVESTMENTS

      The following presents investments that represent five percent or more of the Plan's net assets.

                                                        2000                  1999
            PUTNAM FIDUCIARY TRUST COMPANY
            Putnam Money Market Fund                  $1,583,661            $1,481,749
            Putnam Growth and Income Fund              3,797,321             4,036,641
            Putnam Global Growth Fund                  2,391,972             1,834,384
            Putnam Voyager Fund                        7,574,009             6,032,625
            Putnam New Opportunities                   7,725,566             4,643,236


      During the years ended September 30, 2000 and 1999, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated by $3,360,520 and $3,446,277, respectively.

4.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Company ("Putnam"). Putnam is the Trustee as defined in the Plan; therefore, these transactions qualify as party-in-interest transactions.

                                    * * * * *

MESA AIR GROUP INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULE
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR


           COLUMN B                                 COLUMN C                         COLUMN E
------------------------------    -------------------------------------------      -------------
      IDENTITY OF ISSUER,                 DESCRIPTION OF INVESTMENT
       ISSUER, BORROWER,                  INCLUDING MATURITY DATE,
          LESSOR OR                      RATE OF INTEREST, COLLATERAL,                CURRENT
        SIMILAR PARTY                       PAR OR MATURITY VALUE                      VALUE
------------------------------    -------------------------------------------      -------------
Putnam Fiduciary Trust Company    Voyager Fund - 250,795.009 shares                $ 7,574,009
Putnam Fiduciary Trust Company    Growth and Income Fund - 198,604.652 shares        3,797,321
Putnam Fiduciary Trust Company    New Opportunities - 82,073.372 shares              7,725,566
Putnam Fiduciary Trust Company    Money Market Fund - 1,583,660.502 shares           1,583,661
Putnam Fiduciary Trust Company    Income Fund Portfolio - 113,848.161 shares           720,659
Putnam Fiduciary Trust Company    Global Growth Fund - 152,064.346 shares            2,391,972
Mesa Airlines, Inc.               Common stock - 203,576.978 shares                  1,113,312
Participant loans                 Maturing from 2001 to 2005, with interest
                                    rates ranging from 7.00% to 9.25%                  562,576
                                                                                   -----------

                                  Total assets held for investment purposes        $25,469,076
                                                                                   ===========

                                   SIGNATURES



      The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    PUTNAM INVESTMENTS



Dated:  March 29, 2001                  By: /s/ Justine M. Woodard
        ----------------                --------------------------------
                                                Justine M. Woodard

                                  EXHIBIT INDEX

Exhibit
Number      Description of Exhibit
------      ----------------------
23          Independent Auditors' Consent